Exhibit 5.1

PET DRX CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of Pet DRx Corporation (the “Company”) has adopted this code of ethics (this “Code”) to:

•	promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•	promote full, fair, accurate, timely and understandable disclosure;

•	promote compliance with applicable laws and governmental rules and regulations;

•	ensure the protection of the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•	deter wrongdoing.

All directors, officers and employees of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

For purposes of the Code, the “Compliance Committee” is comprised of the Company’s President and Chief Operating Officer, General Counsel and Chief Financial Officer each of which are identified below:

Steven Johnson
President & Chief Operating Officer
(619) 369-1920
steven.johnson@petdrx.com

George Villasana
General Counsel
(615) 369-1915
gvillasana@petdrx.com

Gregory Eisenhauer
Chief Financial Officer
(615) 369-1930
geisenhauer@petdrx.com

Honest and Candid Conduct

Each director, officer and employee owes a duty to the Company to act with integrity.  Integrity requires, among other things, being honest and candid.  Deceit and subordination of principle are inconsistent with integrity.

Each director, officer and employee must:
1.	Act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company’s policies.
2.	Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies.
3.	Adhere to a high standard of business ethics.

Conflicts of Interest

A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company.  A conflict of interest can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.  For example, a conflict of interest would arise if a director, officer or employee, or a member or his or her family, receives improper personal benefits as a result of his or her position in the Company.  Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Compliance Committee.

Service to the Company should never be subordinated to personal gain and advantage.  Conflicts of interest should, wherever possible, be avoided.  In particular, clear conflict of interest situations involving directors, executive officers and other employees who occupy supervisory positions may include the following:

•	a significant ownership interest in any customer, client or supplier;

•	a consulting or employment relationship with any customer, client, supplier or competitor;

•	an outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•	the receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member; or

•	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers or employees are permitted to so purchase or sell.

Anything that would present a conflict for a director, officer or employee would likely also present a conflict if it is related to a member of his or her family.

Corporate Opportunities

Directors, officers and employees owe a duty to the Company to advance the Company’s business interests when the opportunity to do so arises.  Directors, officers and employees are prohibited from taking, or directing to a third party, a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down.  More generally, directors, officers and employees are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities.  Directors, officers and employees who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Compliance Committee.

Confidentiality

In carrying out the Company’s business, directors, officers and employees often learn confidential or proprietary information about the Company, its customers, clients, suppliers, or joint venture parties.  Directors, officers and employees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

Fair Dealing

We do not seek competitive advantages through illegal or unethical business practices.  Each director, officer and employee should endeavor to deal fairly with the Company’s customers, clients, service providers, suppliers, competitors and employees.  No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

Protection and Proper Use of Company Assets

All directors, officers and employees should protect the Company’s assets and ensure their efficient use.  All Company assets should be used only for legitimate business purposes.

Disclosure

Each director, officer or employee is required to comply with the Company’s disclosure controls and procedures and internal controls over financial reporting, to the extent relevant to his or her area of responsibility.  Each such person must not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

Any director, officer or employee may submit a good faith concern regarding any such misconduct, including questionable accounting or auditing matters, without fear of dismissal or retaliation of any kind.

Compliance

It is the Company’s policy to comply with all applicable laws, rules and regulations.  It is the personal responsibility of each director, officer and employee to adhere to the standards and restrictions imposed by those laws, rules and regulations.

It is against Company policy and in many circumstances illegal for a director, officer or employee to profit from undisclosed information relating to the Company or any other company.  The specific requirements for all directors, officers and employees are set forth in the Company’s Related Party Transaction Policy and the Company’s Insider Trader Policy.  All directors, officers and employees are expected to be familiar with and comply with these policies.

Reporting and Accountability

The Audit Committee is responsible for interpreting the Code and applying the Code to specific situations in which questions are presented to it.  The Audit Committee shall take all action they consider appropriate to investigate any violations reported to them.  If a violation has occurred, the Company will take such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, in the case of a director or executive officer, or the Compliance Committee in the case of any other employee.

Any director, officer or employee who becomes aware of any existing or potential violation of this Code is required to notify the Compliance Committee promptly.  Failure to do so is itself a violation of this Code.

It is the policy of the Company not to allow retaliation for reports of other’s misconduct made in good faith by any director, officer or employee.

In accordance with the rules of the Nasdaq Stock Market and the Securities and Exchange Commission (the “SEC”), any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors and must be promptly disclosed in a Current Report on Form 8-K filed with the SEC.  Any waiver for other employees may be made only by the Compliance Committee, or other person designated by the Board of Directors or the Audit Committee of the Board of Directors.

All directors, officers and employees are encouraged to talk with a member of the Compliance Committee or other appropriate person about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation.  A director, officer or employee who is unsure of whether a situation violates this Code, or has any questions about the Code’s application or interpretation generally, should discuss the situation with a member of the Compliance Committee to prevent possible misunderstandings, disciplinary action and embarrassment at a later date.

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